GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: 604-681-8222 Fax: 604-681-8282

March 7, 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street NW
Washington, DC USA 20549

SUPPL

RECEIVED
2005 MAR 22 P 2:01

Re: SEC File #82-659

Pursuant to Rule 12g3-2 section (b)(1)(iii), please find attached the following:

1. News Release of February 7, 2005;
2. News Release of February 14, 2005;
3. News Release of March 3, 2005;
4. News Release of March 4, 2005.

GOLDEN ARCH RESOURCES LTD.


05006742

Susan Shairp
Filings

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282
www.goldenarchresources.com

GAI: TSX Venture
GARCF: O.T.C

Exemption 12g3 - 2(b)
SEC File # 82-659

March 3, 2005 - Vancouver, BC. Golden Arch Resources Ltd. (the 'Company') is pleased to announce a private placement of 9,425,000 Units at $0.20 per Unit for total proceeds of $1,885,000, subject to regulatory approval. Each Unit consists of one common share and one half of one share purchase warrant, with each full warrant entitling the holder to purchase one additional common share at an exercise price of $0.40 for a period of two years. A finder's fee is payable to Canaccord Capital Corporation on 500,000 Units, in the amount of 50,000 Units. A finder's fee of 500,000 common shares is payable on 8,750,000 Units to an arm's length party. Proceeds will be used for the development of the Company's Mildred Peak project in Pima County, Arizona, for the potential acquisition of additional resource properties, and for corporate overhead.

For more information, please contact Les Kjosness at 604-681-8222, or view the Company's website at www.goldenarchresources.com.

On behalf of the Board,

"Les Kjosness"
Director

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282

GAI: TSX Venture
GARCF: O.T.C

Exemption 12g3 - 2(b)
SEC File # 82-659

NEWS RELEASE

ANOTHER NEW COPPER DISCOVERY IN THE EMILY AREA, MILDRED PEAK, ARIZONA PROPERTY

February 14, 2005 - Further to its news release of February 7, 2005, Golden Arch Resources Ltd. is pleased to announce some of the results from its ongoing 2004-05 Fall/Winter Exploration Program on its 100% owned Mildred Peak, gold-silver-copper property in Arizona.

As was recently reported, prospect sampling and trenching results in the **Emily Copper Area** appear to have indicated a significantly large (600 meters [1968 feet] wide by 1400 meters [4600 feet] long) copper-silver-gold zone (**Emily One Zone**), which strikes northeast in a broader mineralized structural environment. The overall grade of the Emily One has not yet been established, but it is broadly mineralized, in northeasterly trending zones, with erratic copper grades ranging from less than 0.10 % copper to a high of over 5.0% copper. The silver values in these linear zones appear to correlate with the copper, and range erratically in value from less than 1 gram per metric tonne to about 66 grams per metric tonne (approximately 1.9 oz Ag per ton).

A new zone, called the **Emily Two Zone** has been discovered to the southwest of Emily One, which at this time appears to be about 300 meters (984 feet) wide by 500 meters (1640 feet) long. Eight individual prospecting chip-sample samples have been taken in this area with an average grade of 1.21 oz Ag per ton (41 grams Ag per metric tonne), 0.35 % copper, and 0.13% lead per ton.

Three trenches (E-1, Trench 6, and Trench 7) have been completed in this area.

> Trench E-1: Eleven continuous two meter samples averaged 1.17 oz Ag per ton (40 grams Ag per metric tonne), 0.41 % copper, and 0.58% lead per ton.
>
> Trench 6: Eight continuous two meter samples averaged 1.48 oz Ag per ton (51 grams Ag per metric tonne), 0.83 % copper, and 0.33% lead per ton.
>
> Trench 7: Nine continuous two meter samples averaged 0.91 oz Ag per ton (31 grams Ag per metric tonne), 0.74 % copper, and 0.37% lead per ton.

In order to determine the extent of the mineralization, both horizontally and vertically, an Induced Polarization (IP) survey and a Magnetometer survey will be undertaken to cover this area. This geophysical program, together with the sampling data gathered to date, will provide the input necessary to guide a subsequent diamond drill program.

The exploration program is under the supervision of R.D. Somerville, P.Eng., a Qualified Person under National Instrument 43-101.

Silver analysis was determined by aqua regia ICP and, for higher content samples, gravimetric fire assay. Copper analysis was determined by aqua regia ICP; samples known or suspected to contain higher levels were determined by "Code 8 Assay", whereby a 0.5 g sample is digested in aqua regia and diluted volumetrically to 250 ml with 18 megaohm water, and analyzed on a Thermo-Jarrell Ash ICP. All analyses were done by Actlabs-Skyline Labs Inc. of Tucson, Arizona.

On behalf of the Board of Directors of Golden Arch Resources Ltd.

"Les Kjosness"
President

Safe Harbor
This news release and any documents attached thereto contain forward-looking statements that may involve a number of risks and uncertainties. There are factors that could cause actual results to differ from those indicated by these forward-looking statements such as, but not limited to, market and general economic conditions and other risk factors as outlined, from time to time, in various news releases, reports and other documents filed with the TSX Venture Exchange and other regulatory authorities. Forward-looking statements are based on the opinions and estimates of management and/or Qualified Person(s) when they are made.

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282
www.goldenarchresources.com

GAI: TSX Venture
GARCF: O.T.C
07022005

Exemption 12g3 - 2(b)
SEC File # 82-659

February 7, 2005 - Vancouver, BC. Further to its News Release of September 30, 2004, Golden Arch Resources Ltd. (the "Company") is please to announce some of the results from its ongoing 2004-2005 Fall/Winter Exploration Program on its 100%-owned Mildred Peak gold-silver-copper property in Arizona.

The **Emily Copper Area** was originally identified by a number of isolated outcrop prospecting chip samples to be an area of approximately 600 meters by 800 meters, in which the average of the prospecting samples taken was higher than 0.30% copper and 0.98 ounces of silver per ton. Five hand trenches were dug across the Emily Zone, and semi-continuous (as determined by overburden depth) chip samples were taken along the trenches.

The results of the trenching program and additional prospecting chip samples indicate that the Emily Zone appears to be about 600 meters wide by 1400 meters long. Currently, from surface sampling only, it would appear that the Emily Zone consists of 4 or 5 sulphide and oxide mineralized zones that steeply west dipping, and strike north-east/south-west, and carry copper grades ranging from less than 0.10% Cu to a high of over 5.0%Cu. The silver values in these linear zones appear to correlate with the copper, and range in value from less than 1 gram per tonne to approximately 66 grams per tonne (approximately 1.9 oz Ag per ton).

Over the course of this Fall/Winter program, the Emily area has been expanded to the south by 8 prospecting samples and 1 semi-continuous hand trench. Eliminating the highest sample result (170 g/t Ag [4.95 oz/t Ag]) the prospecting samples average 25 g/t Ag [0.72 oz/t Ag]. The hand trenching in this area also appears to suggest that the mineralization is concentrated in several northeast-trending zones.

As yet the Emily Zone lacks definition as to both grade and dimension. Nevertheless, the results to date are encouraging. The presence of intrusive dykes in the area also lends credence to the possibility that this surface mineralization reflects the presence of porphyry copper mineralization at depth.

In addition, to attempt to determine the extent of mineralization both horizontally and vertically, an Induced Polarization (IP) survey is being undertaken to cover this area. Also, A Magnetometer survey will commence shortly. This geophysical program, together with the sampling data gathered to date, will provide the input necessary to guide a second-stage diamond drill program. An application for the drilling permits has been filed and an archaeological study is currently underway to clear the State requirements for the drilling program.

The exploration program is under the supervision of R.D. Somerville, P.Eng., a Qualified Person under National Instrument 43-101.

Silver analysis was determined by aqua regia ICP and, for higher content samples, gravimetric fire assay. Copper analysis was determined by aqua regia ICP; samples known or suspected to contain higher levels were determined by "Code 8 Assay", whereby a 0.5 g sample is digested in aqua regia and diluted volumetrically to 250 ml with 18 megaohm water, and analyzed on a Thermo-Jarrell Ash ICP. All analyses were done by Actlabs-Skyline Labs Inc. of Tucson, Arizona.

"Les Kjosness"
Director

Safe Harbor
This news release and any documents attached thereto contain forward-looking statements that may involve a number of risks and uncertainties. There are factors that could cause actual results to differ from those indicated by these forward-looking statements such as, but not limited to, market and general economic conditions and other risk factors as outlined, from time to time, in various news releases, reports and other documents filed with the TSX Venture Exchange and other regulatory authorities. Forward-looking statements are based on the opinions and estimates of management and/or Qualified Person(s) when they are made.

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282

GAI: TSX Venture	Exemption 12g3 - 2(b)
GARCF: O.T.C	SEC File # 82-659

NEWS RELEASE

MORE NEW COPPER RESULTS ON ARIZONA MILDRED PEAK PROPERTY

March 4, 2005 - Further to its news release of February 14, 2005, Golden Arch Resources Ltd. is pleased to announce some additional results from its ongoing 2004-05 Fall/Winter Exploration Program on its 100%-owned Mildred Peak gold-silver-copper property in Pima County, Arizona.

A new zone, called the **Emily Three Zone** has been discovered to the southwest of Emily One and Emily Two. Emily Three is, as of this date, an area of undetermined length, which at this time appears to be about 500 meters (1640 feet) wide by 600 meters (1968 feet) long. Fifteen individual prospecting chip-samples have been taken in this area, yielding an average grade of 1.70 oz Ag per ton (58.3 grams Ag per metric tonne), and 0.778 % copper.

Two trenches (Trench A, and Trench B) have been completed in this area.

> Trench A: 39 feet long (six continuous two meter samples totaling 12 meters) averaging 0.65 oz Ag per ton (22.3 grams Ag per metric tonne), and 0.308 % copper.
>
> Trench B: 13 feet long (two continuous two meter samples totaling 4 meters) averaging 1.12 oz Ag per ton (38.4 grams Ag per metric tonne), 0.445 % copper.

"Character" Samples

> Continuous sample #2350: one continuous exploration chip sample was taken over a length of approximately 150 meters (492 feet) across this zone as a "character" sample. Sample # 2350 assayed as follows: 0.90 oz Ag per ton (30.8 grams Ag per metric tonne) and 0.81% copper.
>
> Continuous sample #2349: one continuous exploration chip sample was taken over a length of approximately 100 meters (328 feet) along the strike of this zone as a "character" sample . Sample # 2349 assayed as follows: 1.95 oz Ag per ton (67 grams Ag per metric tonne) and 0.94% copper.

As was recently reported, prospect sampling and trenching results in the **Emily Copper Area** appear to have indicated a significantly large (600 meters [1968 feet] wide by 1400 meters [4600 feet] long) copper-silver zone (**Emily One Zone**), which strikes northeast in a broader mineralized structural environment. The overall grade of the Emily One has not yet been established, but it is broadly mineralized, in northeasterly trending zones, with erratic copper grades ranging from less than 0.10 % copper to a high of over 5.0% copper. The silver values in these linear zones appear to correlate with the copper, and range erratically in value from less than 1 gram per metric tonne to about 66 grams per metric tonne (approximately 1.9 oz Ag per ton).

Also within the Emily Copper Area a new zone, called the **Emily Two Zone,** which at this time appears to be about 300 meters (984 feet) wide by 500 meters (1640 feet) long, was recently reported as having been discovered to the southwest of Emily One. Eight individual prospecting chip-samples have been taken in this area with an average grade of 1.21 oz Ag per ton (41 grams Ag per metric tonne), 0.35 % copper, and 0.13% lead per ton.

As yet, all the Emily Zones lack definition as to both grade and dimension. Nevertheless, the results to date are encouraging. The presence of porphyry intrusive dykes in the area also lends credence to the possibility that this surface mineralization may reflect the presence of porphyry copper mineralization at depth.

In addition, to attempt to determine the extent of the mineralization both horizontally and vertically, an Induced Polarization (IP) survey has been undertaken to cover this area, the results of which are expected soon. Company personnel are currently mapping the geology of the property. Also, a Magnetometer survey is scheduled to commence shortly. This geological/geophysical program, together with the sampling data gathered to date, will provide the input necessary to guide a follow-on diamond drill program.

The exploration program is under the supervision of R.D. Somerville, P.Eng., a Qualified Person under National Instrument 43-101.

Silver analysis was determined by aqua regia ICP and, for higher content samples, gravimetric fire assay. Copper analysis was determined by aqua regia ICP; samples known or suspected to contain higher levels were determined by "Code 8 Assay", whereby a 0.5 g sample is digested in aqua regia and diluted volumetrically to 250 ml with 18 megaohm water, and analyzed on a Thermo-Jarrell Ash ICP. All analyses were done by Actlabs-Skyline Labs Inc. of Tucson, Arizona.

On behalf of the Board of Directors of Golden Arch Resources Ltd.

"Les Kjosness"
President